EXHIBIT 4.1



TO:      Ed Ladd
DATE:    October 20, 2003
SUBJECT: Termination Agreement and Information

This notice contains certain important information associated with your departure from Front Porch Digital, effective October 10, 2003. Your signature is evidence of your acceptance of this Agreement.

FINAL PAYCHECK: Your final paycheck will cover time worked through October 10th and 3 days of accrued unused vacation for 2003. This paycheck has been processed and should have been received by you through the normal payroll direct deposit process.

VACATION PAYMENT: Your total accrued, unused vacation remaining at your termination is 9 weeks, minus the 3 days paid with your final paycheck. This results in 42 days of vacation that will be paid to you as follows:

1)   $6,448.71 in cash payable on October 31, 2003

2) The remainder will be paid in Front Porch Digital freely tradable common stock that will be issued within thirty (30) days of the execution of this Agreement, evidenced by signatures, below. Front Porch Digital will issue you 90,000 shares of freely tradable stock as compensation for this amount.

STOCK OPTIONS: Front Porch Digital will extend the exercise period for exercising vested options beyond the usual ninety day period, until October 10, 2006

EMPLOYMENT VERIFICATION: Front Porch Digital policy is to verify dates of employment, positions held, and salary information released to prospective employers by the employee. You should refer prospective employers to Human Resources at (303) 938-1504, ext. 214. Front Porch Digital policy is not to provide reference information beyond employment verification.

DELIVERY OF W-2: If you relocate within the calendar year, please mail your new address to Front Porch Digital Human Resources to insure proper delivery of your form W-2.

BENEFITS: You covered by Front Porch Digital's medical plan for yourself and child(ren) coverage and dental plan for coverage for yourself and child(ren). If you would like to continue your coverage beyond your termination date, the cost for medical is $611.40 per month and the cost for dental is $64.94 per month. You may continue these plans for up to six months according to the State Continuation provisions in Texas. If you are interested, please notify Kathy Sheldon, (303) 938-1504, ext. 214 within 30 days of the date of this notice or coverage will be cancelled and will not be reinstated.

COMPANY PROPERTY: You are required to return all Company property on your last day of work, including Confidential Information, files, documents, computer software, remote computer access tokens, company credit cards, company telephone codes, building or equipment keys and any other equipment. If you subscribed to any Internet on-line services, such as newsletters or other updates, your are responsible for canceling your subscriptions. If you discover any Company property in your possession in the future, please promptly return it to Human Resources.

CONFIDENTIAL INFORMATION: While you were employed by Front Porch Digital, you became aware of confidential information regarding Front Porch Digital and its affiliates. Confidential Information consists of all information pertaining to the business of Front Porch Digital or any of its affiliates which was not generally know to the public at the time made known to you. It includes but is not limited to trade secrets; secret, confidential, and proprietary information; information protected by the attorney-client privilege; computer passwords and program designs;

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proprietary computer software designs and hardware configurations; proprietary technology; new product and service ideas; business, pricing and marketing plans; marketing, financial, trading, research and sales data; customer, prospect, vendor and personnel lists; financial and other personal information regarding customers and employees; confidential information about other companies and their products; and all information regarding product developed by Front Porch Digital. If you kept any Confidential Information belonging to Front Porch Digital at the conclusion of your employment, please return it immediately. You may not use or disclose any Confidential Information belonging to Front Porch Digital and the confidentiality provisions of the Nondisclosure Agreement you signed when you were hired continue to apply.

NONCOMPETITION: You are reminded that the terms of the Agreement you signed while an Employee continue to apply following your termination of employment. For one year following your termination of employment you may not accept employment with any company that is a direct competitor of Front Porch Digital, Inc. There are no restrictions from seeking employment with any company in the media/data conversion services business.

INVENTIONS: Please be reminded that inventions that you made or conceived during your employment with Front Porch Digital are Front Porch Digital's exclusive property to the extent that any such ideas, writings, inventions, products, methods, techniques, discoveries, improvements, and technical or business innovations, whether or not patentable or copyrightable and whether conceived of solely or jointly, (i) were along the lines of the business or work of any of the Companies: (ii) resulted from or were suggested by any work which you did for the Companies; (iii) were made or conceived using equipment or other materials of the Companies; or (iv) were made or conceived during regular hours of work. You may not pursue any of these Inventions on your own behalf or on behalf of any new employer without prior written permission from Front Porch Digital.


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Signatures:


/s/ MATTHEW RICHMAN                                             OCTOBER 20, 2003
-----------------------------                                   ----------------
Matthew Richman                                                     Date
Chief Operating Officer, Chief Financial Officer


/s/ MELTON LADD                                                 OCTOBER 20, 2003
-----------------------------                                   ----------------
Melton Ladd                                                         Date

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